EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR SEPTEMBER 13, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F _X_ FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO _X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

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TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

Buenos Aires, September 11, 2002

President
Comisión Nacional de Valores
Dr. Narciso Muñoz
S / D

Dear Sirs:

Ref.: ItL. 400,000,000,000
Global Programme B
for the issue of Serie H Notes

I am writing to you in my capacity as President of TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (Telecom Argentina), with respect to the Series H Notes ("the Series H Notes"), issued by Telecom Argentina for the principal amount of ItL 400,000,000,000 under Global Programme B.

Payment of the interest on the Series H Notes for the period between March 18, 2002 to September 17, 2002 is due on September 18.

We hereby inform you that, as we have told you in prior communications, the Board of Telecom Argentina has decided to suspend payment of principal and interest on all the financial debts of the Company. This suspension includes the payment of interest on the Series H Notes.

Yours sincerely,

Ing. Juan Carlos Masjoan
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: September 13, 2002

By: Juan Carlos Masjoan
Name:
Title:

Ing. Juan Carlos Masjoan
Presidente